

April 15, 2014

Via E-Mail

David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> **Re: XenoPort, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by**
> **Clinton Relational Opportunity Master Fund, L.P. et. al.**
> **Filed April 11, 2014**
> **File No. 001-51329**

Dear Mr. Rosewater:

We have reviewed your filing and have the following comments.

Revised Preliminary Schedule 14A

Reasons for the Solicitation, page 8

1.   We note your response to prior comment 2. Please revise the disclosure referenced in our first, second and third bullet points to indicate that your beliefs are based solely on the company's public statements about 829 in September 2013 and not on any independent review you have conducted.

2.   Revise the disclosure referenced in the third bullet point in prior comment 2 to state, as you state in your response, that once a day dosing might be "more effective, equally effective or less effective" than Tecdifera. Note that when you are summarizing statements from a third party you should provide sufficient context so security holders are able to evaluate all of the underlying information, not solely selected excerpts.

3.   Please provide us the support for your assertion that "since inception, the Company has spent approximately $750 million . . ."

4.   Please disclose the substance of your response to prior comment 3.

5.   We note your response to prior comment 4. Please confirm that you have provided us with the entire document or report referenced in your disclosure. If not, please do so.

6.   We disagree with your response to prior comment 11 and we reissue it. We believe that the requested disclosure is material to security holders in making an informed voting decision. See Rule 14a-9.

Background of the Proxy Solicitation, page 9

7.   We note your response to prior comment 6. Please confirm supplementally, with a view toward revised disclosure, that you had previously provided or did contemporaneously provide your analysis to Mr. Barrett, such that he would be in a position to "not disagree" with it.

Proposal No. 3. Advisory Vote on Executive Compensation, page 13

8.   Please provide us the support for your assertion that "From 2008 to 2013, Dr. Barrett …collected nearly $15 million in pay…" Also apply this comment to the compensation received by the directors subject to proposals 9 to 12.

Proposal No. 13. Performance of Ernest Mario since the 2013 Annual Meeting, page 25

9.   Please revise your disclosure to clarify whether Mr. Mario was a nominee at the annual meeting of VIVUS and was not elected or whether he resigned his position as part of a settlement with the dissident.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions